SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 20, 2025

 Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the Comisión Nacional de Valores (Argentine Securities Exchange Commission) “CNV” dated on March 20, 2025.

Buenos Aires, March 20th 2025

To:

CNV / BYMA / MAE

Re. Relevant Event.

Please find attached hereto the letter sent on the date hereof to Fondo de Garantía de Sustentabilidad – Administración Nacional de Seguridad Social (ANSES) in compliance with the information requirement related to the General and Special Shareholders’ Meeting of Banco Macro S.A. to be held on April 4th 2025.

Sincerely,

Jorge Francisco Scarinci Head of Market Relations

Buenos Aires, March 20th 2025

To

Fondo de Garantía de Sustentabilidad

Administración Nacional de la Seguridad Social (ANSES)

General Department of Corporate Affairs

Mr. Hernán Castrogiovanni

Tucumán 500, mezzanine

S                                          /                                                D

Re.: NOTE N° NO-2025-25521831-ANSES-DGGEYAS#ANSES

Dear Sirs,

We write to you in reply to your request of information regarding the General and Special Shareholders’ Meeting of Banco Macro S.A. called for April 4th 2025, and in that respect, please be advised as follows:

a. Detailed description of the shareholders structure to date, including information taken from the Company’s Stock Ledger indicating the participating interest percentage of each shareholder holding a participating interest above 5%, by class of shares; total number of shares, participating interest and number of votes.

Please find below the shareholding structure as of February 28th 2025:

SHAREHOLDER’S NAME/ CORPORATE NAME	Class A Shares	Class B Shares	Capital Stock	Participating Interest	Voting Interest
Other Shareholders (Foreign Stock Exchange)		143,373,720	143,373,720	22.42%	20.95%
ANSES-F.G.S. Law No. 26425		184,156,124	184,156,124	28.80%	26.91%
Delfin Jorge Ezequiel Carballo	4,901,415	118,251,845	123,227,910	19.27%	20.87%
Banco de Servicios y Transacciones S.A., trustee of Fideicomiso de Garantía JHB BMA	5,995,996	104,473,881	110,469,877	17.28%	19.65%
Other Shareholders (Local Stock Exchange)	338,259	77,847,518	78,185,777	12.23%	11.62%
TOTAL	11,235,670	628,177,738	639,413,408	100.00%	100.00%

b. Executed copy of the Minutes of the Board of Directors’ Meeting calling the General and Special Shareholders’ Meeting.

Please be advised that the wording of the minutes of the Board of Directors’ Meeting calling a General and Special Shareholders’ Meeting for April 4th 2025 at 11 AM is available in the Financial Information Highway (or AIF for its acronym in Spanish) of the CNV or Securities and Exchange Commission of the Republic of Argentina.

c. Express indication of the personnel authorized and/or empowered by the company to sign this request, attaching a copy of the document evidencing such authorization (if too long, please attach a copy of the relevant part of such authorizing document).

The person signing this request is acting in his capacity as Head of Market Relations designated by the Board of Directors in its meeting held on December 18th 2015 and the relevant portion of the minutes of such meeting is published in AIF.

d. As to the following items of the Agenda, published in the Official Gazette:

i. (Point 1) Appoint three shareholders to sign the minutes of the meeting.

-	Please inform who shall be the shareholders designated to such effect.

The motion shall be submitted by the shareholders at the General and Special Shareholders’ Meeting called for April 4th 2025.

ii. (Point 2) Evaluate the documentation provided for in section 234, subsection 1 of Law No. 19550, for the fiscal year ended December 31st 2024. Please provide the following:

-	In the event such documentation is not published in the Autopista de Información Financiera (“AIF”) of the Argentine Securities Exchange Commission (or “CNV” for its acronym in Spanish), a copy of the accounting documentation under section 234 of Law No. 19550 as duly approved and executed by the Board of Directors, Syndics and Independent Auditor;
-	A description of the general price index applied in case the Financial Statements submitted for discussion (financial year ended December 31st 2024) are restated in homogeneous currency (pursuant to General Resolution No. 777/2018 issued by the CNV),
-	Any current agreement with related companies for corporate and technical services (date of execution of the agreement or contract, subject matter, price, term, renewal and addendum), with a detailed description of the amounts paid as fees as of the end of the fiscal year ended December 31st 2024, if applicable;
-	In addition, please provide any additional supporting data that may be relevant to discuss this item of the Agenda.

The documentation provided for in section 234, subsection 1 of Law 19550 to be submitted to and evaluated by the next General and Special Shareholders’ Meeting was made available to the public in due time and manner and is currently available in the AIF.

As described in Note 3 to the Consolidated Financial Statements for the fiscal year ended 31 December 2024, such financial statements have been adjusted so that the same are expressed in purchasing power currency to such date, as provided for in IAS 29 and taking into account, as well, the specific rules of the BCRA contained in Communiqués “A” 6651, 6849, as amended and supplemented. The above mentioned rules and standards established the compulsory application of such accounting method as of the financial statements for years beginning January 1st 2020. In order to carry out such re-expression the index to be applied is the national consumer price index (CPI) published by Instituto Nacional de Estadísticas y Censos (INDEC).

Please be advised that Banco Macro S.A. has not hired corporate and technical services from related companies pursuant which it might have been rendered corporate and technical services during the fiscal year ended December 31st 2024, and therefore it has made no payments for such description, this being the situation up to the present time.

iii. (Point 3) Evaluate the management of the Board and the Supervisory Committee.

-	Please inform the current composition of the Board and Supervisory Committee (regular and alternate members), indicating the designation date, term of office and designation expiry date;
-	Provide information of any resignation or changes in the composition of each body and new designations, provide complete name and designation dates as well as any relevant events published before the CNV;
-	Inform about the management of the Board and the Supervisory Committee during the fiscal year ended December 31st 2024.
-	In addition, please provide any additional supporting data that may be relevant to discuss this item of the Agenda.

The current composition of the Board of Directors is as follows:

Name	Position	Designation Date	Designation Expiry Date – Shareholders’ Meeting evaluating the Financial Statements of the fiscal year
Jorge Pablo Brito	Chairman	04/12/2024	12/31/2024
Carlos Alberto Giovanelli	Vice Chairman	04/12/2024	12/31/2024
Nelson Damián Pozzoli	Regular Director	04/29/2022	12/31/2024
Fabián Alejandro de Paul (*)	Regular Director	04/29/2022	12/31/2024
Nicolás Valenzuela (*)	Regular Director	04/12/2024	12/31/2024
Constanza Brito	Regular Director	04/12/2024	12/31/2026
Mario Luis Vicens (*)	Regular Director	04/12/2024	12/31/2026
Sebastián Palla (*)	Regular Director	04/12/2024	12/31/2026
José Alfredo Sánchez	Regular Director	04/12/2024	12/31/2026
Delfín Federico Ezequiel Carballo	Regular Director	04/25/2023	12/31/2025
Marcos Brito	Regular Director	04/25/2023	12/31/2025
Guido Agustín Gallino (*)	Regular Director	05/14/2024	12/31/2024 (1)
Santiago Horacio Seeber	Alternate Director	04/29/2022	12/31/2024
Juan Ignacio Catalano	Alternate Director	04/12/2024	12/31/2024

(*) Independent Director.

(1) Guido Agustín Gallino took office to replace J. Etchenique, whose term of office ends on 12/31/2026. The expiry of the term of office of G. Gallino (12/31/2024) corresponds to the office it held as alternate director.

Additionally, we inform that during the year 2024 and up to date, the Board considered the following resignations:

On May 14th 2024 the Board accepted the resignation of Mr. Juan Facundo Etchenique as Regular Directors (ID 3199943).

On September 25th 2024 the Board accepted the resignation of Mr. Hugo Raúl Cayetano Lazzarini as Regular Director (ID 3258304).

All the above listed resignations were strictly for personal reasons.

The members of the Supervisory Committee are the following:

Name	Position	Designation Date	Designation Expiry Date – Shareholders’ Meeting evaluating the Financial Statements of the fiscal year
Alejandro Almarza	Regular Syndic	04/12/2024	12/31/2024
Carlos Javier Piazza	Regular Syndic	04/12/2024	12/31/2024
Vivian Haydeé Stenghele	Regular Syndic	04/12/2024	12/31/2024
Horacio Roberto Della Rocca	Alternate Syndic	04/12/2024	12/31/2024
Francisco Javier Piazza	Alternate Syndic	04/12/2024	12/31/2024
Claudia Inés Siciliano	Alternate Syndic	04/12/2024	12/31/2024

The Board’s administration and the actions of the Supervisory Committee were in accordance with the provisions of the applicable legal rules and provisions.

iv. (Item 4) Application of retained earnings as of December 31st 2024. The aggregate Retained Earnings expressed in constant currency on December 31st 2024 totals AR$ 314,113,791,042.40, to be applied as follows: a) AR$ 62,524,569,405.95 to the Legal Reserve Fund; b) AR$ 6,926,474,246.94 to the Personal Asset Tax on Business Companies (Impuesto a los Bienes Personales Sociedades y Participaciones) and c) AR$ 244,662,747,389.51 to the Optional Reserve Fund for Future Distribution of Profits, pursuant to Communique “A” 6464 and supplementary communiques of the Central Bank of the Republic of Argentina (Banco Central de la República Argentina or BCRA).

-	Please inform the income for the year and the proposal regarding the application of such income. In addition, please confirm whether such proposal is the same ad that mentioned in the Annual Report to the Board.
-	In the event the proposal to be evaluated is different from the one mentioned above, please provide details of the proposal regarding the application of the income for the year, indicating the reserves to be absorbed or to which the income for the year it to be applied, the percentage of each of them and/or the balance amount that shall remain as accumulated balance.
-	Please provide detailed information on any changes in all Reserve Funds (Legal Reserve and Reserve Fund for distribution of profits pending authorization of the BCRA), specially indicating its current composition, date of creation and last transactions or operations.

In the event there is any motion to create or allocate any amounts to reserve funds:

-	Please inform the reason for and convenience of creating or allocating such amounts to any existing reserve funds. The explanation must be sufficiently clear and, under certain circumstances, must express whether they are reasonable and the result of a prudent administration, all in accordance with section 66, subsection 3 and section 70 of Act No. 19550 (General Companies Act of the Republic of Argentina).

The proposal for the distribution of retained earnings as of December 31st 2024 is that described under item 4 of the Agenda.

Pursuant to the minutes of the General and Special Shareholders’ Meeting held on April 16th 2012 as published in the AIF, the Company created an “Optional Reserve Fund for Future Distribution of Profits” on the amount of AR$ 2,443,140,742.68. In addition, we inform that the “Optional Reserve Fund for Future Distribution of Profits” account was increased as a result of the resolution approved by the General and Special Shareholders’ Meeting dated April 11th 2013 and the General and Special Shareholders’ Meetings dated April 29th 2014, April 23rd 2015, April 26th 2016, April 28th 2017, April 27th 2018, April 30th 2019, April 30th 2020, April 25th 2023 and April 12th 2024, which added to such account, the amount of AR$ 1,170,680,720.00; AR$ 1,911,651,322.50, AR$ 2,736,054,342.94, AR$ 3,903,591,780.29, AR$ 5,371,581,684.69, AR$ 7,511,017,454.84, AR$ 12,583,394,397.30, AR$ 32,428,893,419.28, AR$ 33,758,916,408.68 and AR$ 468,715,308,515, respectively. In turn, the Shareholders’ Meetings held on April 29th 2014, April 23rd 2015, April 26th 2016, April 27th 2017, April 28th 2018, April 30th 2019 and April 30th 2020 resolved to separate a portion of such reserve fund equal to AR$ 596,254,288.56, AR$ 596,254,288.56, AR$ 643,019,330.80, AR$ 701,475,633.60, AR$ 3,348,315,105.00, AR$ 6,393,977,460.00 and AR$ 12,788,268,160.00, respectively, in order to pay a cash dividend. In addition, the Shareholders’ Meeting held on October 21th 2020 resolved to partially release such reserve fund in the amount of AR$ 3,791,721,509 for the payment of a supplementary dividend. Finally, the Shareholders’ Meeting held on April 30th 2021, April 25th 2023 and April 12th 2024 resolved to release the amount of AR$ 10,000,425,701.12, AR$ 75,040,918,149.47 and AR$ 294,130,167,680, respectively, for the payment of dividends in cash or in kind. On the other hand, pursuant to section 64 of Law No. 26831, in the fiscal year 2018 the Bank applied AR$ 4,407,907,175.42 and in the fiscal year 2019 such reserve was increased by the amount of AR$ 30,265,275 as a result of the capital reduction approved by the General and Special Shareholders’ Meeting held on April 30th 2019. In the fiscal year 2016 such optional reserve fund was adjusted in AR$ 368,546,288.56, since the BCRA authorized the payment of a cash dividend of AR$ 227,708,000 for the year 2014, which was paid in March 2016. All the above-mentioned resolutions were published in the AIF in due time and manner according to law. Be advised that the reserve fund expressed in constant currency as of December 31st 2024 totals AR$ 1,073,452,467,762.31.

As expressed in the minutes of the General and Special Shareholders’ Meeting held on April 30th 2022 and published in the AIF, the company created a “Reserve Fund for Dividends pending Authorization by the BCRA” on the amount of AR$ 14,187,872,701.21 and reclassified the excess liabilities by dividends to the date of the above mentioned shareholders’ meeting for the amount of AR$ 6,828,971,026.38, pursuant to the temporary provisions of the BCRA rules in force. The aggregate reserve fund expressed in constant currency as of December 31st 2024 is AR$ 260,702,248,238.98.

Pursuant to the provisions of the Financial Entities Act No. 21526, each year the Bank must apply to the legal reserve fund the proportion of its annual earnings that the BCRA shall determine, which shall neither be less than 10% nor more than 20%. According to the rules of such entity, the Bank shall maintain a legal reserve fund composed by 20%

of the annual profits. The last transactions in the “Legal Reserve Fund” account are the following: AR$ 235,219,384.22, AR$ 298,724,146.29, AR$ 488,713,267.35, AR$ 695,907,205.55, AR$ 1,001,682,786.73, AR$ 1,308,459,923, AR$ 1,877,754,363.71, AR$ 3,145,848,599.32, AR$ 8,159,955,104.82, AR$ 3,640,434,200.37, AR$ 8,607,703,822.77 and AR$ 117,460,820,732 for the fiscal years 2011, 2012, 2013, 2014, 2015, 2016, 2017, 2018, 2019, 2021, 2022 and 2023, respectively. The legal reserve fund expressed in constant currency as of December 31st 2024 totals AR$ 1,002,094,050,895.24.

The optional reserves, created by the above mentioned shareholders’ meetings, are reasonable and are the result of a prudent administration under the provisions of subsection 3, Section 66 of the General Companies Act.

v. (Item 5) Release of a portion of the Optional Reserve Fund for Future Distribution of Profits in order to allow the application of the amount of AR$ 300,000,000,000 to the payment of a dividend in cash or in kind, herein valued at market price, or in any combination of both alternatives, subject to prior authorization of the BCRA. While such authorization is pending, such amount shall be applied to the optional reserve fund known as Reserve Fund for Dividends Pending Authorization by the BCRA (hereinafter referred to as the “Reserve”). Please be advised that such dividend is subject to a 7% withholding under section 97 of the Argentine Income Tax Law, as revised in 2019. Delegation to the Board of Directors of the powers to release of the Reserve and determine the time, currency and other payment terms and conditions, in accordance with the scope of the delegation resolved by the Shareholders’ Meeting. Amount expressed in constant currency as of December 31st 2024.

-	Provide the proposal for the distribution of dividends;
-	Inform the reason for and convenience of paying such dividends;
-	Inform the kind and/or type of currency (Argentine pesos, US dollars or other type of foreign currency) in which such proposed dividends are to be paid;
-	Inform the total amount to be paid per outstanding share and the dividend percentage on the outstanding capital stock;
-	Provide information as to the liquid assets the Company actually has to make the distribution of dividends;
-	Inform whether the Company is subject to any restrictions and/or policies regarding the distributions of dividends in force at the time of the present Meeting;
-	Since under Resolution No. 777/18 issued by the CNV (Argentine Securities Exchange Commission) any distribution of dividends is to be considered in the currency of the date on which the Shareholders’ Meeting held applying the price index of the month immediately preceding such meeting, please confirm if the proposal is to be re-expressed. In such case, indicate the index to be used and the amounts re-expressed.
-	Inform whether you intend to delegate to the Board/subdelegate to certain authorized persons the powers to determine the manner and date for the payment of such dividends. If that is the intention, please indicate the estimated term for the effective distribution of dividends, the powers you shall delegate/subdelegate and to which members of the Board or other persons shall you delegate such powers.

The proposal for the distribution of dividends is that described in item 5 of the Agenda.

The motion to release a portion of the Optional Reserve Fund for Future Distribution of Profits, in order to allow the application of the amount of AR$ 300,000,000,000 to the payment of a dividend in cash or in kind, subject to prior authorization of the BCRA, is based on the changes in income and the preservation of satisfactory ratios of liquidity and solvency.

The total amount that the entity proposes to pay per share is AR $ 469.1800269540, which shall represent a total amount to be distributed of AR $300,000,000,000 (46.918% of the Bank's capital of AR $639,413,408).

Please be advised that, through Communique "A" 8214 issued on March 13th 2025, the BCRA established that up to December 31st 2025, the financial entities that have obtained the relevant prior authorization shall be able to distribute profits in 10 monthly equal and consecutive instalments as of June 30th 2025, and not before the second-to-last business day of the following months for up to 60% of the amount the entity would have been authorized to distribute under the provisions on "Distribution of Income" issued by the BCRA.

The request of authorization for the payment of dividends shall be submitted to the BCRA once the distribution is approved by the Shareholders’ Meeting.

As a financial institution, the Bank is subject to the rules of the BCRA, which does not provide that the distribution of profits shall be updated in the currency of the date of the Shareholders' Meeting.

Additionally, please be advised that as mentioned in item 5 of the Agenda, the motion to delegate powers to determine the time, currency, terms and other payment terms and conditions, shall be the responsibility of the Board as governing body.

vi. (Item 6) Evaluate the remuneration of the members of the Board for the fiscal year ended December 31st 2024 within the limit as to profits provided for in section 261 of Act 19550 and the Rules of the CNV.

-	Please provide the proposed remunerations for the fiscal year ended December 31st 2024.

In addition, please provide the following information:

-	number of Board members and how many of them are paid a remuneration;
-	the aggregate amount of advance payments allocated as fees to the Board as of December 31st 2024. If such payments were made, please indicate the amount received by each director in advance;
-	inform if the global amount proposed includes additional payments for the performance of technical and administrative tasks, for participating as member of the Audit Committee and/or of any other Special Committees. In case such additional payments were made, please specify the amount received for the technical and administrative tasks including a description of the work done, the amounts received by the Special Committees and/or the amounts received for participating in the Audit Committee by director;
-	inform whether the global amount proposed includes remunerations to directors employed by the Bank.

If yes, please provide the number of directors who are working in this situation, the received by each of them and the tasks and functions each director performs.

-	Finally, please inform whether the Board shall be authorized to advance any fees for the fiscal year beginning on January 1st 2025. Also, please indicate the term within which such advance payments shall be made and the amounts thereof. In addition, please provide a detailed description of the parameters you would use to determine the amount of such advance fees.
-	Additionally, please provide comparative information of the amount approved for the last fiscal year and the proposal for the fiscal year ended December 31st 2024, identifying the number of members in each fiscal year.

The proposal of fees to the directors for the above mentioned period was made available to the public in due time and manner according to law by publishing it in the AIF, as provided for by the Rules of the CNV.

The financial statements for the period ended December 31st 2024 include in the Statements of Income the amount of AR$ 13,002,492,728 as remunerations to the members of the Board. Such proposal, as in previous years, does not exceed the limits established under section 261 of Act 19550 and the Rules of de CNV. The values in nominal currency amount to AR$ 12,072,408,576.17 and the adjustment to express such values in constant currency as of December 31st 2024 amount to AR$ 930,084,152.83.

To date, the Board is composed of twelve regular members and two alternate members. The allocation of the individual remuneration to the directors shall be submitted in due time to the Board and the Board shall comply with the provisions of section 75 of Decree 471/2018, as provided for in the Construction Criterion No. 45 of the CNV.

During the fiscal year 2024, all the directors performed technical and administrative tasks, save for the independent directors.

No director is employed by the Bank.

The members of the Audit Committee receive no additional fees to those they are entitled to for the performance as directors.

As is standard practice in the Bank, advance payments are made on a monthly basis to the directors for their performance in such capacity. Each year, the total amount of fees paid under this description during the financial year is submitted to the Shareholders' Meeting for consideration.

In this regard, we inform the following:

Remunerations to the Board	Approved for Year ended 12/31/2023	Approved for Year ended 12/31/2024
Global Amount	AR$ 18,632,681,333.330	AR$ 12,072,408,576.17
Nominal increase/ decrease		- AR$ 6,560,272,757.16
Nominal increase/ decrease		-35.21%

Figures expressed in nominal values of each moment.

vii. (Item 7) Evaluate the remuneration of the members of the Supervisory Committee for the fiscal year ended December 31st 2024. Please provide the following information:

-	the proposed remunerations to the members of the Supervisory Committee for the fiscal year ended December 31st 2024;
-	the breakdown of the total amount proposed and the amount per syndic as well as any amounts paid in advance per member during the fiscal year ended December 31st 2024;
-	Finally, please inform whether the Board shall be authorized to advance any fees to the Supervisory Committee for the fiscal year beginning on January 1st 2025. Identify advance fees of each syndic. Also, please indicate the term within which such advance payments shall be made and the amounts thereof. In addition, please provide a detailed description of the parameters you would use to determine the amount of such advance fees.
-	In addition, please provide comparative information of the amount approved for the last fiscal year and the proposal for the fiscal year ended December 31st 2024, identifying the number of members in each fiscal year.

Please be advised that the amount proposed as fees to the members of the supervisory committee in nominal currency amounts to AR$ 135,027,000. Please be advised that it includes the amount of AR$ 36,000,000, which corresponds to fees for the work of 3 syndics of Banco BMA S.A. during the fiscal year 2024. The adjustment to express such amount in constant currency on December 31st 2024 is AR$ 26,111,528.

As to the breakdown of the individual amount paid to each syndic for his performance during the year 2024, the Bank shall comply with the provisions of section 75 of the Decree No. 471/2018, all in accordance with the provisions of the Construction Criterion No. 45 issued by the CNV.

As is standard practice in the Bank, advance payments are made on a monthly basis to the syndics for their performance in such capacity. Each year, the total amount of fees paid under this description during the financial year is submitted to the Shareholders' Meeting for consideration.

In this regard, we inform the following:

Remunerations to the Supervisory Committee	Approved for Year ended 12/31/2023	Approved for Year ended 12/31/2024
Global Amount	AR$ 27,585,000	AR$ 135,027,000
Nominal increase/ decrease		AR$ 107,442,000
Nominal increase/ decrease		389.49%

Figures expressed in nominal values of each moment.

viii. (Point 8) Evaluate the remuneration of the independent auditor for the fiscal year ended December 31st 2024.

-	Please provide the proposal of the remuneration to be paid to the independent auditor for the fiscal year ended December 31st 2024 and the real amount paid under such description for the previous fiscal year, indicating whether there were any changes in tasks as compared with those performed for the immediately preceding financial statements.
-	If there is a considerable increase, please provide the reasons for such increase.
-	In addition, please inform the amount paid with respect to the last fiscal year, indicating whether such amount includes any taxes or not.

The independent auditor´s fees for the year ended 31 December 2024 amounts to AR$ 1,103,139,164 plus VAT. The effective amount enforced for the year 2023 is the same as the amount approved by the Shareholders’ Meeting held on April 2023, i.e. AR$ 353,388,900 plus VAT. Please be advised there have been no changes in tasks or functions compared to those performed for the immediately preceding financial statements. Please be advised there have been no changes in tasks or functions compared to those performed for the immediately preceding financial statements, except for those related to the special balance sheet prepared as a result of the merger with Banco BMA S.A.U.

The increase corresponds to the variation in the CPI during the 2024 financial year and to the tasks indicated in connection with the merger.

ix. (Item 9) Appoint five regular directors and three alternate directors to hold office for three fiscal years, in order to fill the vacancies originated by the termination of the relevant terms of office.

-	Please inform the proposed designation of regular and alternate members of the Board, indicating the complete name of all nominees proposed, term of office and their background information and/or resumes evidencing their suitability for the position, as well as whether they will be independent.

In connection with the next General and Special Shareholders’ Meeting, as evidenced by the relevant event published in the AIF last March 7th, Mr. Delfín Jorge Ezequiel Carballo, in his capacity as shareholders, and the attorneys-in-fact of Banco de Servicios y Transacciones S.A., trustee of the shareholder Fideicomiso de Garantía JHB BMA, communicated they intend to propose as regular directors, for three years, the designation of Mr. Jorge Pablo Brito, Carlos Alberto Giovanelli, Nelson Damián Pozzoli and Fabián Alejandro de Paul and as alternate directors for three years, the designation of Mr. Santiago Horacio Seeber and Juan Ignacio Catalano.

Please be advised that Mr. Jorge Pablo Brito, Carlos Alberto Giovanelli, Nelson Damián Pozzoli and Fabián Alejandro de Paul are regular directors and Mr. Santiago Horacio Seeber and Juan Ignacio Catalano are alternate directors of the Bank, and were authorized by the BCRA in accordance with the Revised Text “Financial Entity Authorities”. The character of independence will be expressed in the Shareholder´s meeting at the time of its appointment.

Below, please find the background information of the nominees to be proposed by the above mentioned shareholders:

Jorge Pablo Brito was born on June 29, 1979. Mr. Brito is the Chairman of our Board of Directors since March 15, 2023. Previously he was the Vice Chairman of our Board since November 30, 2020, Director since April 30, 2020 until November 30, 2020 and the vice chairman of our board since April 27, 2018 until April 30, 2020. He has been a member of our Board of Directors since 2002 and our Chief Financial Officer since April 16, 2012 until November 8, 2017. In the financial sector, he held the position of incumbent director of Nuevo Banco de Suquía S.A. (2004-2007), Nuevo Banco Bisel S.A. (2006-2009), Banco Privado de Inversiones S.A. (2010-2013), Mercado Abierto Electrónico S.A. (2013-2015), Macro Securities S.A. (2004-2022) and Banco BMA S.A.U. (2023-2024). He also serves as chairman of the Board of Directors of BMA Valores S.A., Inversora Juramento S.A. and Fiduciaria JHB S.A. and as incumbent director of Genneia S.A.

Carlos Alberto Giovanelli was born on April 6, 1957. He is a Vice Chairman of our Board of Directors since March 15, 2023 and he has been a member of our Board since April 26, 2016. In the financial sector, he worked as Deputy Credit Manager (1980-1983), Branch Deputy Manager (1983-1986), Credit Officer (1986-1989) and Deputy Commercial Manager (1991-1997) of La Sucursal de Citibank N.A., established in Argentina. He was Vice President of Investment Banking in Citibank, N.A. (1989-1991) and Vice President of Planning in La Sucursal de Citibank N.A., established in Argentina (1997-2003). He also held the position of Deputy Chairman of Asociación de Bancos (2001-2002), incumbent director of Banco Patagonia S.A. (2007-2016) and Deputy Chairman of Banco BMA S.A.U, (2023-2024). Mr. Giovanelli also serves as chairman of Havanna S.A, and Inverlat Investments S.A. He is also Vice-Chairman of BMA Valores S.A., Impresora Contable S.A, Havanna Holding S.A., Desarrollo Epsilon S.A. and Aspro Servicios Petroleros S.A.

Nelson Damián Pozzoli was born on May 6, 1966. He has been a member of our Board of Directors since April 26, 2016. Mr. Pozzoli holds a degree in public accounting from Universidad Católica Argentina. In the financial sector, he was Director of La Sucursal de Citibank N.A., established in the República Argentina (1989-1992), Head of Capital Markets (1992-1994) and Corporate Banking Manager (1996-1997) of ABN AMRO Bank Argentina, Head of Equity (LATAM origination) of ABN AMRO Netherlands (1994- 1995) and Corporate Banking Manager of ABN AMRO Bank USA (1995- 1996). He also held the position of Director of Banco Liniers Sudamericano (1997-1998), Investment Banking Manager of the Bankers Trust (1997- 1999) and worked for the Chase Manhattan Bank and the First National Bank of Chicago from 1998 to 1999. He was also General Manager of Deutsche Bank Argentina (1999-2003). He also serves as chairman of Aspro Servicios Petroleros S.A. He is also Vice-Chairman of Inverlat Investments S.A. and he is incumbent director of Macro Bank Limited, Impresora Contable S.A., Desarrollo Epsilon S.A and Cablevisión Holding S.A. Furthermore, he serves as alternate Director of Havanna S.A. and Havanna Holding S.A.

Fabián Alejandro de Paul was born on September 6, 1963. He was appointed as director on April 30, 2019. He has been an alternate member of our Board of Directors since April 28, 2017. Mr. de Paul holds a degree in accounting from Universidad de Buenos Aires. Mr. de Paul worked in the Corporate Finance area of Citibank, N.A. (1989-1994), was Director of Investment Banking at Merrill Lynch & Co. (1994-1997), was Manager of CEI Citicorp Holdings S.A. (1997-2000), he served as Regional Financial Director of Louis Dreyfus Commodities (2001-2009) and served as Regional Executive Director of Louis Dreyfus Commodities (2007-2009). He also held the position of incumbent director of Mercado Abierto Electrónico S.A. and Argencontrol S.A. in 2019.

Santiago Horacio Seeber was born on March 27, 1977. Mr. Seeber was appointed as alternate director on April 29, 2022 and previously was appointed as director from November 30, 2020 through April 29, 2022 and he has been an alternate member since 2018 to 2020 and since 2012 to 2016. Mr. Seeber served in different positions in the Bank since November 2002. He also serves as chairman of the Board of Directors of LAB Real Estate S.A., Bricsa Holding S.A., New Lines S.A., MediaInvest S.A. and Hangar NB S.A., as vice-chairman of Anglia S.A. and as director of Inversora Juramento S.A.

Juan Ignacio Catalano was born on January 25, 1984. He was appointed as alternate director on April 12, 2024. Mr. Catalano holds a degree in Business Economics from Universidad Torcuato Di Tella and a Postgraduate Degree in Finance from Universidad Católica Argentina. Previously, he held different positions at Macro Securities S.A.U. from 2009 to 2018.

x. (Item 10) Appoint one regular director for one fiscal and one regular director for two fiscal years to fill the vacancy created as a consequence of the resignation submitted by Mr. Hugo Raúl Lazzarini and Juan Facundo Etchenique, respectively and to complete the term of office of both.

-	Please inform the proposal to designate the vacancies mentioned in the item of the Agenda, indicating the complete name of the nominee proposed, term of office and their background information and/or resumes evidencing their suitability for the position.

The proposal shall be made by the shareholders at the General and Special Shareholders’ Meeting called for April 4th 2025.

xi. (Point 11) Establish the number and designate the regular and alternate members of the Supervisory Committee who shall hold office for one fiscal year.

-	Inform the number of regular and alternate members that shall compose the Supervisory Committee.
-	Please inform the proposal for the appointment of the regular and alternate members of the Supervisory Committee, indicating the complete name of all nominees proposed, term of office and their background information and/or resumes evidencing their suitability for the position.

The proposal shall be made by the shareholders at the General and Special Shareholders’ Meeting called for April 4th 2025.

xii. (Point 12) Appoint the independent auditor for the fiscal year to end on December 31st 2025.

-	Please inform the proposal for the appointment of such independent auditor (complete names of all nominees and name of the audit and/or accounting firm), both regular and alternate, including their background information evidencing they are qualified to hold office.

Pursuant to the sworn statements published in the AIF, the Accountants Eleonora Prieto Rodriguez and Ignacio Alberto Pío Hecquet, members of the audit company Pistrelli, Henry Martin y Asociados S.A., shall be proposed as candidates to be designated as Regular Independent Auditor and Alternate Independent Auditor, respectively, the eligibility and suitability of both is supported by such sworn affidavits.

xiii. (Point 13) Determine the Audit Committee’s budget.

-	Please inform who shall be the members of this Committee as well as the budget for the year to end 12/31/2025.
-	In addition, please inform the amount actually disbursed for this same description in the last fiscal year.

The members of the Audit Committee are Mr. Mario Luis Vicens, Fabián Alejandro de Paul and Sebastián Palla.

The budget to be proposed for the Audit Committee for the year 2025 is AR$ 2,000,000.

Audit Committee’s budget	Approved Fiscal Year 2024	Proposal Fiscal Year 2025
Global Amount	AR$ 24,300,000	AR$ 2,000,000
Nominal Increase (vs previous year)	AR$ 13,996,500	AR$ -22,300,000
Percentage Increase	135.84%	-91.77%

The Budget for the year 2024 included the hiring of external consultants and training that in the end we did not hire.

xiv. (Point 14) Evaluate the amendment of sections 25, 26, 28 and 31 of the bylaws.

-	Please inform about the reasonableness and convenience of the proposed amendments.
-	In addition, please provide a comparative table with the current text and the proposed changes and inform as well the status of the proceedings filed with Comisión Nacional de Valores (CNV) pursuant to section 8 of Article II of Chapter IV (Corporate Supervision) under Title II (Issuers) of General Resolution No. 622/2013 issued by CNV (Revised 2013). In the event there are any objections by the CNV, please inform such objections by attaching a copy of the relevant document or text.

The Company thinks the amendment of sections 25, 26, 28 and 31 of the bylaws is reasonable and convenient, since they are aimed at incorporating the possibility of holding Shareholders' Meetings and meetings of the Supervisory Committee remotely.

Attached as Exhibit I is the proposed amendment to the bylaws in a comparative table showing the current wording of such sections, the proposed wording and a mark-up version, with no objections from CNV so far.

xv. (Point 15) Approval of the amended and restated bylaws.

-	Please provide a copy of the final proposed amended and restated bylaws for approval.

Attached as Exhibit II is the draft of the amended and restated bylaws to be discussed and evaluated by the Shareholders’ Meeting.

xvi. (Point 16) Authorization to carry out all acts and filings that are necessary to obtain the administrative approval and registration of the resolutions adopted at the Shareholders’ Meeting.

-	Please provide the names of the persons that shall be authorized to such effect, their labor relationship with the Company, if any, and their position within the Company, if applicable.

In addition, please provide any additional supporting data that may be relevant to discuss this item of the Agenda.

The proposal shall be made by the shareholders at the General and Special Shareholders’ Meeting called for April 4th 2025.

Sincerely,

Jorge Francisco Scarinci

Head of Market Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 20, 2025

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name:	Jorge F. Scarinci
Title:	Chief Financial Officer